Exhibit 99.1

SouthWest IDEAS Conference Dallas November 2025

International General Insurance Holdings Ltd. 2 Forward Looking Statements This presentation contains “forward - looking statements” within the meaning of the “safe harbour” provisions of the Private Securities Litigation Reform Act of 1995. The expectations, estimates, and projections of the business of IGI may differ from it s actual results and, consequently, you should not rely on forward - looking statements as predictions of future events. Words such as “ability,” “aim,” “impact,” “seek,” “strategy,” “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend, ” “ plan,” “may,” “will,” “could,” “should,” “believe,” “predict,” “potential,” “continue,” “commitment,” “able,” “success” and similar express ion s are intended to identify such forward - looking statements. Forward - looking statements contained in this presentation may include, but are not limited to, our expectations regarding the performance of our business, our financial results, our liquidity and capi tal resources, the outcome of our strategic initiatives, our expectations regarding other market conditions, and our growth prosp ect s. These forward - looking statements involve significant risks and uncertainties that could cause the actual results to differ mater ially from the expected results. Most of these factors are outside of the control of IGI and are difficult to predict. Factors that ma y cause such differences include, but are not limited to: (1) changes in demand for IGI’s services together with the possibility that IG I may be adversely affected by other economic, business, and/or competitive factors globally and in the regions in which it operate s; (2) competition, the ability of IGI to grow and manage growth profitably, and IGI’s ability to retain its key employees; (3) chan ges in applicable laws or regulations; (4) risks related to fluctuations in global currencies including the UK Pound Sterling, the E uro , and the U.S. Dollar; (5) the outcome of any legal proceedings that may be instituted against the Company; (6) the effects of the hostilities between Russia and Ukraine, and the sanctions imposed on Russia by the United States, European Union, United Kingdom and others; (7) the effects of military conflicts in the Middle East, including the potential disruption of Red Sea international shipping routes; (8) the impact of the tariffs that have been imposed or may be imposed by the U.S. administrat ion ; (9) the inability to maintain the listing of the Company’s common shares on Nasdaq; and (10) other risks and uncertainties indica ted in IGI’s filings with the SEC. The foregoing list of factors is not exclusive. In addition, forward - looking statements are inherent ly based on various estimates and assumptions that are subject to the judgment of those preparing them and are also subject to signifi can t economic, competitive, industry and other uncertainties and contingencies, all of which are difficult or impossible to predic t a nd many of which are beyond the control of IGI. There can be no assurance that IGI’s financial condition or results of operation s w ill be consistent with those set forth in such forward - looking statements. You should not place undue reliance upon any forward - looking statements, which speak only as of the date made. IGI does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward - looking statements to reflect any change in its expectations or any cha nge in events, conditions, or circumstances on which any such statement is based except to the extent that it is required by law.

International General Insurance Holdings Ltd. 3 IGI At A Glance IGI is a Bermuda - domiciled international specialist insurance and reinsurance group with a demonstrated track record of maximizing shareholder value ~25 $700 million Total Assets $2.1 billion (2) A A Stable Outlook Financial Strength Ratings 10 - Year Average Core ROE (3) 14.0% 10 - Year Average Combined Ratio (3) 87.0% lines of business Global Presence, Local Knowledge (1) Full year 2024 (2) At September 30, 2025 (3) 2015 - 2024 gross written premium (1) 8 481 offices worldwide employees (2) NASDAQ: IGIC Diversified Portfolio 20+ years of success Stable Outlook

PROVIDING PEACE OF MIND IN TIMES OF UNCERTAINTY

20+ Years of Steady Growth and Success

2001
IGI established by insurance industry veteran Wasef Jabsheh in Amman, Jordan, alongside Waleed Jabsheh;
$25 million capital base

$25mm capital raise

2002
Commenced operations from Jordan underwriting energy, property and engineering business

2005
Assigned BBB rating by S&P

Commenced underwriting Reinsurance business

2006
Established Labuan Branch

2007
Established Bermuda subsidiary

Commenced underwriting Financial Lines business

Purchased majority shareholding of SR Bishop

$75mm capital raise

2008
Assigned A- rating by A.M. Best and BBB+ rating by S&P

Established IGI Dubai

2009
Commenced underwriting General Aviation business and Professional Indemnity business

Acquired SR Bishop and renamed to North Star

2010
Established IGI UK - FSA[1] regulated UK subsidiary

2012-2013
Commenced underwriting Ports & Terminals, and Political Violence business

IGI Dubai commences operations as an agency

2015
S&P raises IGI's financial strength rating to A- (Stable)

2016-2018
Commenced underwriting General Casualty (non-US), Directors' & Officers', Legal Expenses, Renewable Energy business

2019
AM Best upgrades IGI's financial strength ratings to A (Excellent)

$41mm capital raise

2020
Redomiciled to Bermuda and commenced underwriting U.S. E&S business

Nasdaq Listed
Ticker: "IGIC"

Commenced underwriting Marine Trades and Marine Cargo business

2021
Commenced underwriting Contingency business

Established IGI Europe in Malta to access European markets

2022
IGI celebrates 20 years in business

Announced new dividend policy of $0.01 per common share per quarter; share repurchase authorization of 5 million common shares

2023
CEO succession: Waleed Jabsheh named CEO; Wasef Jabsheh named Executive Chairman

Completed acquisition of Norway MGA Energy Insurance Oslo (EIO)

Completed redemption and delisting of IGI Warrants

2024
Increased quarterly common share dividend to $0.025; increased share repurchase authorization to 7.5 million common shares

Paid special common share dividend of $0.50 per share

2025
S&P raises IGI's financial strength rating to A (Stable)

Celebrated 5 years of trading on Nasdaq 3/18/2025

Paid special common share dividend of $0.85; increased common share quarterly dividend to $0.05

$687 million capital base[2]

$1.01 bn market cap[3]

(1) FCA previously known as FSA
(2) At 9/30/2025
(3) As of 11/13/2025

International General Insurance Holdings Ltd.

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International General Insurance Holdings Ltd. 5 Culture of Strong Governance and Social Responsibility IGI Values are Embedded Throughout the Company Our purpose: “To provide peace of mind in times of uncertainty.” This is core to our values , our business, and our corporate character . We have a long track record of supporting our people and our communities . Mature governance structure: □ Majority independent Board, well - defined committees and charters □ Robust corporate policies – subject to regular review □ ESG Committee meets quarterly, reports to Executive Committee and Board Sustainability: □ ESG Committee progressing sustainability and climate risk initiatives Long standing commitment to Diversity & Inclusion: □ Diversified workforce: culture, gender, religion, race, age, etc. □ Annual support of Lloyd’s of London ‘Dive In Festival’ supporting D&I in insurance; designated country lead for future ‘Dive In’ events in Jordan History of community and social support: □ Significant investment in support of arts, education, and health initiatives □ Culture of participation and giving back to the communities where our people live and work

International General Insurance Holdings Ltd. 6 Strategy to Generate Shareholder Value Across Market Cycles Balance Sheet Strength & Stability Consistent Execution of Underwriting Strategy Dynamic Capital Management □ Individual risk underwriting strategy facilitates tighter risk control □ Deep technical capabilities, specialized experience with local expertise in regional markets □ Dynamic cycle and portfolio management focused on strongest margins and rate momentum □ Prudent use of reinsurance to mitigate volatility and manage catastrophe exposure □ Zero financial leverage □ Prudent reserving philosophy □ Conservative investment strategy – high quality, diversified fixed income portfolio; duration and currency management □ Capital held to meet most stringent regulatory / rating agency requirements □ Robust and continual assessment of capital position □ Maintain optimal level of capital for “underwriting first” strategy □ Return excess capital to shareholders in share repurchases and dividends Commitment to long - term total value creation through growth in tangible book value per share plus dividends

PROVIDING PEACE OF MIND IN TIMES OF UNCERTAINTY

The Insurance Underwriting Cycle

An indicative view of the cyclical nature of insurance characterized by shifting phases of profitability


HARD MARKET
SOFT MARKET
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1
2
3
4
5
6
7
8
9
10
11
EUPHORIA!
Profitability peaks; abundant capital
Prices start to drop, coverages broaden; MGAs; competition for market share
Prices fall dramatically; increased reinsurance purchasing; profitability remains stable
Profit slides
CRUNCH!
Poor results; pricing bottoms out; rating agencies raise concerns; MGAs lose share
Capacity crunch; capital preservation
Prices up sharply; combined ratio improves
Capacity becomes expensive
EXTERNAL FACTORS
Interest Rates
Inflation
Geopolitical events
Catastrophes
Societal trends
Loss trends
Risk Mitigation:
Diversification
Discipline
Smart decisions

Source: Based on “the underwriting clock” concept originally developed in 1985 by US reinsurance veteran Paul Ingrey (founder and chairman, F&G Re and former chairman, Arch Capital Group)

International General Insurance Holdings Ltd.

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International General Insurance Holdings Ltd. 8 Strategic Advantages, Attributes that Generate Sustainable Value ▪ Disciplined underwriting ▪ Agility in portfolio management ▪ Stability in leadership ▪ Flat structure, open communication → efficient decision - making ▪ Compensation structure rewards risk - adjusted profitability ▪ Significant insider ownership → shareholder alignment * ▪ Long - term perspective ▪ Clear vision ▪ Entrepreneurial spirit overlayed with conservative view of risk and volatility ▪ Multi - layered diversification ▪ Preserve capital, mitigate volatility ▪ Commercial lines business only – no personal lines High Performance Culture Founder/ Manager Mindset Commitment to Sustainable Value Creation Specialist Knowledge & Experience ▪ Deep technical expertise by line ▪ Early visibility on market changes ▪ 20+ year history of consistent high - quality shareholder returns * Jabsheh family ownership: 35.8% at September 30, 2025 ▪ Underwriting ‘profit centers’ irrespective of geography of risk; single P&L across IGI Group ▪ Physical presence in multiple regions → cultural compatibility

International General Insurance Holdings Ltd. 9 Diversification Reduces Volatility in Earnings IGI writes a diversified portfolio of global specialty risks across a wide range of products and geographies producing a consistent and stable source of earnings across market cycles Gross Premiums Written by Line of Business (1) Gross Premiums Written by Geography (1) (1) Full year 2024 (2) LTM: Last 12 months Professional Lines 26% Financial Institutions 3% Marine Liability 1% Energy 21% Property 14% Construction & Engineering 8% Contingency 4% Political Violence 2% Ports & Terminals 5% General Aviation 2% Marine Cargo 2% Treaty Reinsurance 12% Africa 4% Asia 11% Australasia 3% Caribbean 4% Central America 4% Europe 12% Middle East 10% North America 17% South America 3% United Kingdom 24% Worldwide 8% 0 100 200 300 400 500 600 700 800 2020 2021 2022 2023 2024 9/30/2025 Reinsurance Long - Tail Short - Tail 18% 59% 22% MGA Individual Risk Specialty Treaty Reinsurance Gross Premiums Written by Financial Reporting Segment LTM (2) 58% 28% 14% 59% 29% 12% 58% 33% 9% 55% 54% 53% 40% 42% 43% $ Millions At September 30, 2025

International General Insurance Holdings Ltd. 10 87.9% 86.9% 84.3% 87.1% 105.0% 88.7% 94.1% 89.3% 86.4%78.5% 76.7% 79.9% 87.1% 0% 20% 40% 60% 80% 100% 120% $0 $100 $200 $300 $400 $500 $600 $700 $800 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 9/30/2025 Reinsurance Long - Tail Short - Tail * Combined ratio at 9/30/2025 (1) Represents difference in average combined ratios for the period 2015 – Q2 2025 between IGIC and peers. Peers include: MKL, ACGL, W RB, EG, RNR, HSX, AXS, RLI, BEZ, KNSL, LRE, HG, Lloyd’s of London. (2) LTM = Last 12 Months Strong Cycle Management $ Millions LTM (2) Consistent Execution of Underwriting Strategy and Cycle Management Demonstrated track record of profitable growth and diversification supported by underwriting discipline and strong cycle management . Specialist underwriting strategy results in a ~4 pt combined ratio advantage (1) relative to industry * 58% 59% 58% 55% 54% 53% 14% 12% 9% 28% 29% 33% 40% 42% 43% 41% 5% 4% 5% 6% 8% 6% 5% 4% 6% 6% 77% 79% 81% 79% 72% 64% 54% 14% 15% 15% 15% 22% 30%

International General Insurance Holdings Ltd. 11 $39.6 $40.5 $61.5 $161.3 $99.0 $66.5 $99.2 $112.3 $125.0 $116.0 $144.0 $114.0 86% 84% 87% 105% 89% 94% 89% 86% 78% 77% 80% 87% $0 $20 $40 $60 $80 $100 $120 $140 $160 $180 '14 '15 '16 '17 '18 '19 '20 '21 '22 '23 '24 9M '25 Specialist Individual Risk Strategy Protects Capital and Optimizes Profitability Data source : Swiss Re Institute, PCS, Insurance Information Institute, A.M. Best, AON Global Cat Recap, IGI. 2017 Hurricanes Harvey, Irma, Maria Weather Earthquakes / Tsunamis Man - made IGIC Combined Ratio Industry Cat Losses $ Billions 2022 Hurricane Ian 2024 Hurricanes Debby, Milton, flooding in Europe, UAE 2025 California wildfires Underwriting discipline backed by in - depth risk assessment , prudent use of reinsurance has resulted in a demonstrated track record of profitable growth and consistently superior returns in heavy catastrophe loss years * Combined ratio at 9/30/2025 *

International General Insurance Holdings Ltd. 12 Balance Sheet Management: Prudent Reserving Philosophy History of Favourable Reserve Development Net IBNR as % of Total Net Reserves Conservative approach to reserving and releasing reserves; reserves released gradually over time, only fully released once losses are fully developed. Specialty long - tail portfolio provides diversification to short - tail exposures. Cautious view of long - tail exposures; avoid US liability business altogether; average tail of long - tail portfolio is ~6 - 8 years Decrease in level of favourable development 2018 - 2021 reflects the build up of reserves in long - tail lines following significant growth of long - tail portfolio starting in 2017 $27 $23 $9 $6 $6 $16 $42 $39 $37 $30 17% 16% 5% 3% 2% 5% 11% 9% 8% 9% 2016 2017 2018 2019 2020 2021 2022 2023 2024 9/30/2025 Favourable Development / NPE 45% 53% 2020 Q3 2025

International General Insurance Holdings Ltd. 13 Balance Sheet Management: Conservative Investment Strategy Investment portfolio managed conservatively to ensure on - going ability to pay claims and improve returns while avoiding undue risk Average Credit Quality: A Duration: 3.7 Years Asset Allocation Total Investment Portfolio Credit Quality Bond Portfolio Total Investment Portfolio of $1.316 Billion 9/30/2025 Geographic Diversification Bond Portfolio AAA 2% AA 26% A 60% BBB 12% Non - Investment Grade / Unrated <1% North America 41% UK 11% Europe 18% Australasia 15% Middle East 14% Worldwide 1% Cash & Cash Equivalents 14% Term Deposits 4% Fixed Income Securities 79% Equity Securities 3% Real Estate <1%

International General Insurance Holdings Ltd. 14 Well - Positioned for Future Total Value Creation Opportunities Global Presence □ Growth in U.S. business written from London/Bermuda - specialty treaty reinsurance and short - tail lines; no U.S. liability business □ Continued penetration in regional markets across Asia Pacific and MENA - enhanced by additional resources on the ground providing cultural compatibility Capitalize on Market Opportunities Continued Focus on Diversification and Growth Prudent Capital Management □ Efficient use of capital, prioritizing profitable growth in underwriting first, then returning capital to shareholders through dividends and share repurchases □ Repurchases 2022 – 9/30/2025 = 7.5m common shares (repurchased 789,575 in Q3 2025); new 5m repurchase authorization announced Oct 2025 □ Consistent growth in quarterly common share dividends; ad hoc consideration of extraordinary dividends □ Continued growth in regional markets, build out of teams/diversified expertise □ Buildout of treaty reinsurance business from London and Bermuda platforms □ Presence at Lloyd’s facilitates access to new opportunities, market intel □ Single “hub” approach promotes efficiency in decision - making across markets □ Continuous evaluation of opportunities to grow/diversify within risk appetite □ Steady growth in reinsurance where conditions remain strong, some growth in certain short - tail and long - tail lines where conditions are more competitive □ Continued focus on expanding product lines, particularly in regional markets □ Demonstrated ability to shift underwriting focus with market opportunities

International General Insurance Holdings Ltd. 15 $9.30 $10.43 $10.72 $11.36 $12.17 $10.20 $11.06 $12.01 $15.45 $18.48 $0 $5 $10 $15 $20 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 12.1% 10.3% 0.1% 9.8% 7.0% 10.3% 14.3% 23.7% 28.1% 24.2% 0% 5% 10% 15% 20% 25% 30% 35% 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 Track Record of Maximizing Total Value Creation 10 Year Average Core Operating ROE 2015 – 2024 : 14.0% 10 Year CAGR* 2015 – 2024: 7.1% Core Operating Return on Average Shareholders’ Equity Public listing on Nasdaq (1) * CAGR = Compound Annual Growth Rate (1) IGI completed a business combination with Tiberius Acquisition Corp. and began trading on Nasdaq on March 18, 2020. As a res ult of the Business Combination, $41 million of capital was raised; in addition, IGI’s total shares outstanding were reduced causing a dilutive impact of approximately 33%. Tangible Book Value Per Share plus Dividends

International General Insurance Holdings Ltd. 16 IFC AIZ PGR KNSL FFH AMSF AFG UVE CB PLMR BRK/B BOW WRB HIG TRV RLI ALL MKL IGIC ACGL SIGI ORI HCI THG EG RNR CNA DFY SAFT EIG LRE FIHL MCY CINF KMPR HMN AXS AIG HG JRVR DGICA GBLI PRA UFCS SPNT WTM GLRE Consistent High - Quality Returns with Lower Volatility 10 - Year Total Value Creation Return on Tangible Equity and Sharpe Ratio 2015 - 2024 Lower Volatility, Higher Returns Higher Volatility, Higher Returns Higher Volatility, Lower Returns Lower Volatility, Lower Returns Source: Dowling Research. Note: The chart represents 10 - year average ROTE and Sharpe ratio. Sharpe ratio is estimated as the difference between 10 Year av g ROTE and 10 Year Mean U.S. Treasury, divided by the Company’s ROTE Standard Deviation.

International General Insurance Holdings Ltd. 17 Contact Us Investor Inquiries: Robin Sidders Head of Corporate Relations robin.sidders@iginsure.com Ahmad Jabsheh AVP, Corporate Relations ahmad.jabsheh@iginsure.com iginsure.com